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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                                AMENDMENT NO. 3


                        ALZA TTS RESEARCH PARTNERS, LTD.
                           (Name of subject company)

                              PHARMAINVEST, L.L.C.
                        PHARMACEUTICAL ROYALTIES, L.L.C.
                    PHARMACEUTICAL ROYALTY INVESTMENTS LTD.
                        PHARMACEUTICAL PARTNERS, L.L.C.
                                    (Bidder)

                     UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of class of securities)

                                      NONE
                                 (CUSIP Number)

                            ------------------------

                          PABLO LEGORRETA, DAVE MADDEN
                              PHARMAINVEST, L.L.C.
                           70 E. 55th St., 23rd Floor
                               New York, NY 10022
                                 (800) 600-1450

                            ------------------------

                                   COPIES TO:
                             F. GEORGE DAVITT, ESQ.
                        TESTA, HURWITZ & THIBEAULT, LLP
                               HIGH STREET TOWER
                                125 HIGH STREET
                                BOSTON, MA 02110

                            ------------------------


                           CALCULATION OF FILING FEE


          TRANSACTION VALUATION*                         AMOUNT OF FILING FEE
               $18,480,000                                     $3,696



* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 1,400 units of limited partnership interest (the "Units") of the subject company at $13,200 per Unit in cash.

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.


     Amount Previously Filing Paid: $3,360     Filing Party: PharmaInvest,
     Form or Registration No: Schedule 14D-1   L.L.C.
                                               Date filed: November 20, 1997


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    This Amendment No. 3 amends and supplements the Tender Offer Statement, as amended, on Schedule 14D-1, as amended, ("Schedule 14D-1") as filed by PharmaInvest, L.L.C., a Delaware limited liability company (the "Purchaser") on behalf of Pharmaceutical Royalties, L.L.C., a Delaware limited liability company, and Pharmaceutical Royalty Investments Ltd., a Bermuda company (collectively the "Funds"), and on behalf of Pharmaceutical Partners, L.L.C. The Purchaser is now offering to purchase up to 1,400 outstanding units of limited partnership interest (the "Units") in ALZA TTS Research Partners, Ltd., a California Limited Partnership (the "Partnership"), for cash consideration per Unit of $13,200 (the "Purchase Price") upon the terms and subject to the conditions set forth in the Offer to Purchase as amended and supplemented by the Supplement dated as of January 16, 1998 (the "Supplement") and in the related Letters of Transmittal (which, together with the Offer to Purchase and the Supplement with any amendments thereto, collectively constitute the "Offer"). Those sections of the Offer amended and supplemented by the Supplement are hereby incorporated by reference in the Items of Schedule 14D-1 in which such sections are referred to.



    As of 5:00 p.m., Eastern Standard Time on Thursday, January 15, 1998, approximately 21 Units have been tendered in the Offer.




    The Expiration Date of the Offer is hereby amended so that the Offer will expire at 12:00 midnight, Eastern Standard Time on February 2, 1998.


ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

    Item 11 is hereby amended as follows:


      (a)(6) Supplement to the Offer to Purchase dated January 16, 1998
      (a)(7) Revised Letter of Transmittal and Instructions
      (a)(8) Cover Letter from PharmaInvest, L.L.C. dated January 16, 1998
      (a)(9) Press Release dated January 16, 1998


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                                   SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 16, 1998



                                PHARMAINVEST, L.L.C.

                                By:  /s/ PABLO LEGORRETA
                                     -----------------------------------------

                                Title: Managing Member of
                                Pharmaceutical Partners, L.L.C., the Manager
                                ---------------------------------------------

                                PHARMACEUTICAL ROYALTIES, L.L.C.

                                By:  /s/ PABLO LEGORRETA
                                     -----------------------------------------

                                Title: Managing Member of
                                Pharmaceutical Partners, L.L.C., the Manager
                                ---------------------------------------------

                                PHARMACEUTICAL ROYALTY
                                INVESTMENTS LTD.

                                By:  /s/ PABLO LEGORRETA
                                     -----------------------------------------

                                Title: Managing Member of
                                Pharmaceutical Partners, L.L.C., the Manager
                                ---------------------------------------------

                                PHARMACEUTICAL PARTNERS, L.L.C.

                                By:  /s/ PABLO LEGORRETA
                                     -----------------------------------------

                                Title: Managing Member
                                ---------------------------------------------


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                                 EXHIBIT INDEX


 EXHIBIT                      DESCRIPTION
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 (a)(6)    Supplement to the Offer to Purchase dated January 16, 1998

 (a)(7)    Revised Letter of Transmittal and Instructions

 (a)(8)    Cover Letter from PharmaInvest, L.L.C. dated January 16, 1998

 (a)(9)    Press Release dated January 16, 1998